Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Emulex Corporation:

      We consent to the use of our report dated August 5, 2004, except as to notes 7 and 17, which are as of September 9, 2004, with respect to the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 27, 2004 and June 29, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended June 27, 2004, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective July 1, 2002.

/s/ KPMG LLP

Costa Mesa, California

September 22, 2004